2-24-04

[redacted]

04001935

UF 2-19-04

STATES
ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC MAIL RECEIVED PROCESSING FEB 18 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JACKSON PARTNERS & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

381 PARK AVENUE SOUTH
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD JACKSON — 212-251-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARX, LANGE, GUTTERMAN LLP
(Name — *if individual, state last, first, middle name*)

1430 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, RONALD JACKSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACKSON PARTNERS & ASSOCIATES, INC., as of DECEMBER 31, ~~19~~ 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ronald J Jackson
Signature

President
Title

Notary Public

S. BERNARD SCHWARZ
NOTARY PUBLIC, State of New York
No. 31-4[illegible]
Qualified in New York County
Commission Expires 01/31/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON PARTNERS & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS

1430 Broadway
New York, NY 10018-9202
Phone: (212) 302-6000
Fax: (212) 302-6156

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of
Jackson Partners & Associates, Inc.

We have audited the statement of financial condition of Jackson Partners & Associates, Inc. (an S Corporation) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Jackson Partners & Associates, Inc., as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Marx, Lange, Gutterman LLP

New York, New York
February 5, 2004

JACKSON PARTNERS & ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 829,018
Receivables from brokers and dealers	157,434
Property and equipment, at cost less accumulated depreciation of $75,288	7,696
Other assets	25,104
	$ 1,019,252

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 547,058
Commitments and contingencies (Notes 3 and 4)	
Shareholders' equity	
Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding	10,000
Additional paid in capital	24,540
Retained earnings	437,654
Total shareholders' equity	472,194
	$ 1,019,252

The accompanying notes are an integral part of these financial statements.

1. **Organization**

The Company was incorporated in the State of New York on June 23, 1992 and is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold improvements are depreciated on the straight-line method over a useful life of 39 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision has been made for Federal or NYS income taxes since the Company elected to be treated as an "S" Corporation under the Internal Revenue Code and NYS Corporation tax law whereby its income will be taxed directly to its shareholders. The provision for income taxes includes New York City Corporation tax of $19,502.

2. **Summary of Significant Accounting Policies (continued)**

Other Assets

Other assets consist of taxes receivable, security deposits and other assets.

3. **Note Payable, Bank**

The Company has a revolving loan agreement with a bank during the year totaling $100,000 of which $100,000 was unused at December 31, 2003. The loan is collateralized by the assets of the Company and bears interest at the prime rate plus 2%. The minimum monthly principal installment is equal to 1/36 of the total outstanding principal balance plus accrued interest and is due in full on demand.

4. **Commitments and Contingencies**

The Company entered into a new lease for office effective July 1, 1995. The current monthly base rental is $3,532 and is due to expire April, 2005.

The Company also leases various office equipment on a month-to-month basis.

The future annual aggregate minimum rentals are as follows:

Year to end December 31,	
2004	$ 48,666
2005	14,128
	$ 62,794

The Company is contingently liable for losses incurred by its clearing broker from defaults in payment of funds or delivery of securities by any introduced customer account.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $435,394, which was $385,394 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.16 to 1.

6. **Concentration of Credit Risk**

Customer transactions are cleared principally through BNY ESI Securities Company on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, BNY ESI Securities Company may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash exceeding federally insured limits totaled $729,018 at December 31, 2003.

7. **Defined Benefit Pension Plan**

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based upon an employee's years of service and compensation. The plan also provides for term life insurance for each eligible employee and premiums are included in the employers' required contributions. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. The following provides further information about the plan:

Fair value of plan assets at December 31, 2003	$ 621,901
Accrued benefit obligation at December 31, 2003	828,641
Unfunded balance	$ (206,740)

Weighted average assumptions as of December 31, 2003:

Discount rate	5.50%
Expected return on plan assets	5.00%

Marx Lange Gutterman LLP
CERTIFIED PUBLIC ACCOUNTANTS